March 31, 2015

By EDGAR

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington D.C. 20549

Re:	Bill Barrett Corporation

Post-Effective Amendment No. 2 to Registration Statement on Form S-3

Filed March 5, 2015

File No. 333-182413

Dear Mr. Schwall:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 9:30 a.m. Eastern Time on April 3, 2015, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

1.	should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 303-312-8170 or kwonstolen@billbarrettcorp.com with any questions regarding this matter.

H. Roger Schwall

United States Securities and Exchange Commission

March 31, 2015

Sincerely,

BILL BARRETT CORPORATION

/s/ Ken Wonstolen
Ken Wonstolen
Senior Vice President & General Counsel